PROSPECTUS PURSUANT TO 424(b)(3) OF THE SECURITIES ACT OF 1933
DATED APRIL 9, 2007

         This prospectus relates to the resale by the selling stockholders of up to 6,296,000 shares of our common stock by some of our shareholders who purchased shares of our common stock in private placements that we completed in March 2007.

        The selling shareholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling shareholders may be deemed underwriters of the shares of common stock which they are offering. The selling shareholders will receive all of the proceeds from any sales of our common stock made pursuant to this prospectus, and we will receive nothing. However, we will pay the expenses of registering these shares.

        Our common stock is not currently traded.

        INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 1.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The date of this prospectus is April 9, 2007.

        The information in this Prospectus is not complete and may be changed. This Prospectus is included in the Registration Statement that was filed by Disaboom, Inc. with the Securities and Exchange Commission. The selling shareholders may not sell these securities until the registration statement becomes effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

TABLE OF CONTENTS
Summary Information and Risk Factors	1

Use of Proceeds	10

Selling Security Holders	10

Plan of Distribution	14

Directors, Executive Officers, Promoters and Control Persons	15

Security Ownership of Beneficial Owners and Management	17

Description of Securities	19

Legal Matters	20

Experts	20

Certain Relationships and Transactions and Corporate Governance	21

Description of the Business	23

Plan of Operations	37

Description of Property	38

Market for Common Equity and Related Stockholder Matters	39

Executive Compensation	39

Available Information	40

Financial Statements	F-1

Part II - Information to Required in Prospectus	II-1

ii

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements regarding future events and the Company’s future results that are subject to the safe harbors created under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). These statements are based on current expectations, estimates, forecasts, and projections about the industry in which the Company operates and the beliefs and assumptions of the Company’s management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of the Company’s future financial performance, the time line for the launch of the Company’s web site, the prospects for selling advertising on the web site, the Company’s anticipated growth and potentials in its business, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified elsewhere herein, including under “Risk Factors.” Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements.

iii

SUMMARY INFORMATION AND RISK FACTORS

Prospectus Summary

        The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “risk factors” section, the financial statements and the notes to the financial statements.

Disaboom, Inc.

        Disaboom, Inc. (“we”, “us”, or the “Company”) incorporated under the laws of the State of Colorado on September 5, 2006. We are in the business of developing a comprehensive, interactive website for persons with disabilities, with the intent to operate the website after it launches. We acquired the domain name disaboom.com on October 6, 2006. On January 10, 2007 we entered into a Web Development Agreement with DATA, Inc. for the design of our site. We expect to launch our website by the end of 2007.

The Offering

        Common stock offered by selling stockholders includes up to 6,296,000 shares of common stock.

•	The 6,296,000 common shares represent 22.9% of our outstanding common stock.
•	Use of proceeds. We will not receive any proceeds from the sale of the common stock.

        The above information regarding common stock to be outstanding after the offering is based on 27,546,000 shares of common stock outstanding as of April 3, 2007.

        Our principal offices are located at the Time Warner Tower, 10475 Park Meadows Drive, Suite 600, Lone Tree, CO 80124 and our telephone number is (720) 279-2500. We are a Colorado corporation. Our website address is www.disaboom.com

RISK FACTORS

        Our securities are highly speculative and involve a high degree of risk, including among other items the risk factors described below.

RISKS RELATED TO OUR BUSINESS

We have a lack of operating history and lack of revenues from operations.

We have no revenues and no operating history. Our only significant asset is the business plan and web site currently under construction. Our ability to successfully generate revenues from our web site is dependent on a number of factors, including availability of funds to complete development efforts, to adequately test and refine the web site, and to commercialize our web site through advertising and strategic alliances. There can be no assurance that we will not encounter setbacks with our web site, or our available funds will be sufficient to complete the development and implementation of the web site. In addition, we must raise additional funding by the end of 2007 in order to move forward under our business plan. The inability to raise additional funds, either through equity or debt financing, will materially impair our ability to generate revenues.

There are many risks associated with forward-looking information.

Much of the information presented in our business plan contains forward-looking statements. Although we believe the forward-looking statements have reasonable bases, we cannot offer any assurance that we will be able to conduct our operations as contemplated.

The business of providing services over the internet is difficult to evaluate and our business model is unproven.

Because we recently began operations, it is difficult to evaluate our business and prospects. Our revenue and income potential is unproven and our business model is emerging. We may never achieve favorable operating results or profitability.

We may be unable to generate significant advertising revenues.

We expect to derive a significant portion of our revenues from advertising on the Disaboom.com website. We may not, however, be able to generate advertising revenues. There are no widely accepted standards that measure the effectiveness of web advertising. If no standards develop, existing advertisers may not continue their current level of web advertising, and advertisers that have traditionally relied on other advertising media may be reluctant to advertise on the web. Advertisers that already have invested substantial resources in other advertising methods may be reluctant to adopt a new strategy. Our business would be adversely affected if the market for web advertising fails to develop or develops more slowly than expected.

Different pricing models are used to sell advertising on the web. It is difficult to predict which, if any, will emerge as the industry standard. This makes it difficult to project future advertising revenues. Moreover, “filter” software programs that limit or prevent advertising from being delivered to a web user’s computer are available. Widespread adoption of this software could adversely affect the commercial viability of web advertising.

There is no assurance that we will be successful in expanding our operations and, if successful, managing our future growth.

We anticipate that we will complete the development of our website and hire additional personnel by August 2007. The payments for web site development and expansion of our operations will result in significant operating costs. If we are unable to generate revenues that are sufficient to cover our significant operating costs, our results of operations will be materially and adversely affected. In addition, we may experience periods of rapid growth, including increased staffing levels. Such growth will place a substantial strain on our management, operational, financial and other resources. Moreover, we will need to train, motivate and manage employees and attract sales, technical and other professionals. Any failure to expand these areas and implement such procedures and controls in an efficient manner and at a pace consistent with our business objectives would have a material adverse affect on our business, financial condition and results of operations.

We are dependent on our key personnel, and the loss of any could adversely affect our business.

We depend on the continued performance of the members of our management team, particularly Dr. Glen House, J.W. Roth and John Walpuck. Dr. House, Mr. Roth and Mr. Walpuck have each contributed significantly to the expertise of our team and the position of our business. Dr. House and Mr. Roth are each an “at will” employee and will not be obligated to provide services to us for any specified time period, although Mr. Walpuck entered into a two-year employment agreement with us. If we lose the services of any of the foregoing individuals, and are unable to locate suitable replacements for such persons in a timely manner, it could have a material adverse effect on our business. We do not expect to obtain key man life insurance for any members of management in the foreseeable future.

We will face significant competition; and, our competitors may have greater resources or research and development capabilities than we have, and we may not have the resources necessary to successfully compete with them.

Our business has been to create a niche in the resource area for disabled Americans. We are not aware of any competitors commercially selling this resource; however, the market for healthcare information services is intensely competitive, rapidly evolving and subject to rapid technological change. As we continue to develop and introduce our new website, we will find the Internet and advertising business is highly competitive, and we may face increasing competition. We expect that many of our competitors will have greater financial and technical resources, more experience in research and development, and more established marketing and distribution capabilities than we have. These organizations may also be better known and have more customers. We may be unable to compete successfully against these organizations.

We expect that major software information systems companies and others specializing in the healthcare industry will offer competitive applications or services. Some of our large customers may also compete with us.

We will also compete for members, consumers, content and service providers, advertisers, sponsors and acquisition candidates with the following categories of companies:

•	online services or websites targeted to the healthcare industry and healthcare consumers generally, including webmd.com, medscape.com, pol.net, ivillage.com, medcareonline.com, mediconsult.com, betterhealth.com, drkoop.com, onhealth.com, healthcentral.com and thriveonline.com;

•	publishers and distributors of traditional offline media, including those targeted to healthcare professionals, many of which have established or may establish web sites;

•	general purpose consumer online services and portals which provide access to healthcare-related content and services;

•	public sector and non-profit websites that provide healthcare information without advertising or commercial sponsorships;

•	vendors of healthcare information, products and services distributed through other means, including direct sales, mail and fax messaging; and

•	web search and retrieval services and other high-traffic web sites.

We will face significant competition from traditional media companies which could adversely affect our future operating results.

We also compete with traditional media companies for advertising. Most advertisers currently spend only a small portion of their advertising budgets on Internet advertising. If we fail to persuade advertisers to spend a portion of their budget on advertising with us, our revenues could decline and our future operating results could be adversely affected.

Our business will suffer if commercial users and subscribers do not accept Internet solutions.

Our business model depends on the adoption of Internet solutions by commercial users and subscribers. Our business could suffer dramatically if Internet solutions are not accepted or not perceived to be effective. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including:

•	inadequate development of the necessary infrastructure for communication speed, access and server reliability;

•	security and confidentiality concerns;

•	lack of development of complementary products, such as high-speed modems and high-speed communication lines;

•	implementation of competing technologies;

•	delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity; and

•	governmental regulation.

We expect Internet use to grow in number of users and volume of traffic. The Internet infrastructure may be unable to support the demands placed on it by this continued growth.

Performance or security problems with our web site could negatively impact our business.

Our success depends greatly on (i) successfully completing development of our web site and making it operational, and (ii) maintaining the site to minimize delays and systems problems. Our customer satisfaction and our business could be harmed if we or our customers experience system delays, failures or loss of data. The occurrence of a major catastrophic event or other system failure at any of our facilities could interrupt data processing or result in the loss of stored data. In addition, we will depend on the efficient operation of Internet connections from customers to our systems. These connections, in turn, depend on the efficient operation of Web browsers, Internet service providers and Internet backbone service providers, all of which have had periodic operational problems or experienced outages.

A material security breach could damage our reputation or result in liability. We will retain confidential member and customer information in processing centers. We may be required to spend significant capital and other resources to protect against security breaches or to alleviate problems caused by breaches. Any well-publicized compromise of Internet security could deter people from using the Internet or from conducting transactions that involve transmitting confidential information, including confidential healthcare information. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems.

Technology may change faster than we can update our applications and services.

Medical information exchange is a relatively new and evolving market. The pace of change in our market is rapid and there are frequent new product introductions and evolving industry standards. We may be unsuccessful in responding to technological developments and changing customer needs. In addition, our applications and services offerings may become obsolete due to the adoption of new technologies or standards.

We will depend on service and content providers to provide information and data feeds on a timely basis. Our website could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our members and consumers will depend on Internet service providers, online service providers and other web site operators for access to our web sites. All of them have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures unrelated to our systems. Any significant interruptions in our services or increases in response time could result in a loss of potential or existing members, consumers, strategic partners, advertisers or sponsors and, if sustained or repeated, could reduce the attractiveness of our services.

If we are unable to provide services which generate significant traffic to our websites, or we are unable to enter into distribution relationships which drive significant traffic to our websites, our business could be harmed, causing our revenues to decline.

The success of our business plan is entirely dependent on the number of page views and subsequently advertising revenue. Our marketing plan is measured by the number of page views or web site hits we receive. Although management has based its estimates on what it believes to be reasonable assumptions, there can be no assurance that the number of page views can be accurately predicted, which in turn will substantially impact the ability to attract the requisite purchasers with spending power as well as advertisers on our site, who advertise based on web site traffic numbers. A material reduction in our web site hits will substantially affect our business plan, projected revenues and net income.

The majority of our revenues will be derived from advertising, and the reduction in spending by or loss of current or potential advertisers would cause our revenues and operating results to decline.

The majority of our total revenues will come from marketing services. Our ability to grow marketing services revenue depends upon:

•	maintaining our user base;

•	broadening our relationships with advertisers to small and medium size businesses;

•	attracting advertisers to our user base;

•	increasing demand for our advertising;

•	deriving better demographic and other information from our users; and

•	deriving continued acceptance of the web by advertisers as an advertising medium.

Search marketing agreements often have payments contingent upon usage or click-through levels.  Accordingly, it is difficult to forecast marketing services revenues accurately.  However, our expense levels are based in part on expectations of future revenues, including occasional guaranteed minimum payments to our affiliates in connection with search marketing, and are fixed over the short-term with respect to certain categories.  Any reduction in spending by or loss of existing or potential future advertisers would cause our revenues to decline.  Further, we may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall.

Decreases or delays in advertising spending by our advertisers due to general economic conditions could harm our ability to generate advertising revenue.

Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns.  Since we expect to derive the majority of our revenues from advertising, any decreases in or delays in advertising spending due to general economic conditions could reduce our revenues or negatively impact our ability to grow our revenues.

If we are unable to license or acquire compelling content at reasonable costs or if we do not develop compelling content, the number of users of our services may not grow as anticipated, or may decline, which could harm our operating results.

Our future success depends in part upon our ability to aggregate compelling content and deliver that content through our online properties.  We license much of the content on our online properties, such as news items, stock quotes, weather reports, maps and audio and video content from third parties.  We will provide audio and video content to our users, and we believe that users will increasingly demand high-quality audio and video content, such as music, film, speeches, news footage, concerts and other special events.  Such content may require us to make substantial payments to third parties from whom we license or acquire such content.  For example, our music and entertainment properties will rely on major sports organizations, radio and television stations, record labels, music publishers, cable networks, businesses, colleges and universities, film producers and distributors, and other organizations for a large portion of the content available on our properties.  Our ability to maintain and build relationships with third-party content providers will be critical to our success.  In addition, as new methods for accessing the Internet become available, including through alternative devices, we may need to enter into amended content agreements with existing third-party content providers to cover the new devices.  Also, to the extent that Disaboom.com develops content of its own, Disaboom.com’s current and potential third-party content providers may view our services as competitive with their own, and this may adversely affect their willingness to contract with us.  We may be unable to enter into new, or preserve existing, relationships with the third parties whose content we seek to obtain.  In addition, as competition for compelling content increases both domestically and internationally, our content providers may increase the prices at which they offer their content to us, and potential content providers may not offer their content on terms agreeable to us.  An increase in the prices charged to us by third-party content providers could harm our operating results and financial condition.  Further, many of our content licenses with third parties are non-exclusive.  Accordingly, other webcasters and other media such as radio or television may be able to offer similar or identical content.  This increases the importance of our ability to deliver compelling editorial content and personalization of this content for users in order to differentiate Disaboom.com from other businesses.  If we are unable to license or acquire compelling content at reasonable prices, if other companies broadcast content that is similar to or the same as that provided by Disaboom.com, or if we do not develop compelling editorial content or personalization services, the number of users of our services may not grow as anticipated, or may decline, which could harm our operating results.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our brand image and harm our business and our operating results.

We create, own and maintain a wide array of intellectual property assets, including copyrights, trademarks, trade dress, trade secrets and rights to certain domain names, which we believe are among our most valuable assets.  We seek to protect our intellectual property assets through copyright, trade secret, trademark and other laws of the United States and other countries of the world, and through contractual provisions.  The efforts we have taken to protect our intellectual property and proprietary rights may not be sufficient or effective at stopping unauthorized use of those rights.  In addition, effective trademark, copyright and trade secret protection may not be available or cost-effective in every country in which our web site and media properties are distributed or made available through the Internet.  There may be instances where we are not able to fully protect or utilize our intellectual property assets in a manner to maximize competitive advantages.  Further, while we attempt to ensure that the quality of our brand is maintained by our licensees, our licensees may take actions that could impair the value of our brand, our proprietary rights or the reputation of our products and media properties.  We are aware that third parties may, from time to time, copy significant content available on Disaboom.com for use in competitive Internet services.  Protection of the distinctive elements of Disaboom.com may not be available under copyright law.  If we are unable to protect our proprietary rights from unauthorized use, the value of our brand image may be reduced.  Any impairment of our brand could negatively impact our business.  In addition, protecting our intellectual property and other proprietary rights is expensive and time consuming.  Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and consequently harm our operating results.

We may in the future be subject to intellectual property infringement claims, which are costly to defend, could result in significant damage awards, and could limit our ability to provide certain content or use certain technologies in the future.

Third parties may in the future assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights or failure to maintain confidentiality of user data.  In addition, third parties may make trademark infringement and related claims against us.

As we expand our business and develop new technologies, products and services, we may become increasingly subject to intellectual property infringement claims.  In the event that there is a determination that we have infringed third-party proprietary rights such as copyrights, trademark rights, trade secret rights or other third party rights such as publicity and privacy rights, we could incur substantial monetary liability, be required to enter into costly royalty or licensing agreements or be prevented from using the rights, which could require us to change our business practices in the future and limit our ability to compete effectively.  We may also incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims.  In addition, many of our agreements with our customers or affiliates require us to indemnify them for certain third-party intellectual property infringement claims, which could increase our costs in defending such claims and our damages.  The occurrence of any of these results could harm our brand and negatively impact our operating results.

We are subject to United States and foreign government regulation on Internet services which could subject us to claims and remedies including monetary liabilities and limitations on our business practices.

We are subject to regulations and laws directly applicable to providers of Internet services both domestically and internationally.  The application of existing domestic and international laws and regulations to Disaboom.com relating to issues such as user privacy and data protection, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, financial market regulation, consumer protection, content regulation, quality of services, telecommunications and intellectual property ownership and infringement in many instances is unclear or unsettled.  In addition, we will also be subject to any new laws and regulations directly applicable to our domestic and international activities.  Further, the application of existing laws to Disaboom.com regulating or requiring licenses for certain businesses of our advertisers including, for example, distribution of pharmaceuticals, alcohol, adult content, tobacco or firearms, as well as insurance and securities brokerage and legal services, can be unclear. We may incur substantial liabilities for expenses necessary to comply with these laws and regulations or penalties for any failure to comply.  Compliance with these laws and regulations may also cause us to change or limit our business practices in a manner adverse to our business.

A number of federal laws, including those referenced below, impact our business.  The Digital Millennium Copyright Act (“DMCA”) is intended, in part, to limit the liability of eligible online service providers for listing or linking to third-party websites that include materials that infringe copyrights or other rights of others.  Portions of the Communications Decency Act (“CDA”) are intended to provide statutory protections to online service providers who distribute third party content.  Disaboom.com relies on the protections provided by both the DMCA and CDA in conducting its business.  Any changes in these laws or judicial interpretations narrowing their protections will subject us to greater risk of liability and may increase our costs of compliance with these regulations or limit our ability to operate certain lines of business.  The Children’s Online Protection Act and the Children’s Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors.  In addition, the Protection of Children From Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.  The costs of compliance with these regulations may increase in the future as a result of changes in the regulations or the interpretation of them.  Further, any failures on our part to comply with these regulations may subject us to significant liabilities.

Changes in regulations or user concerns regarding privacy and protection of user data could adversely affect our business.

Federal, state and international laws and regulations may govern the collection, use, sharing and security of data that we receive from our users and partners.  In addition, we have and post on our website our own privacy policies and practices concerning the collection, use and disclosure of user data.  Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or other federal, state or international privacy-related laws and regulations could result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business.

Further, failure or perceived failure to comply with our policies or applicable requirements related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of user confidence in us and ultimately in a loss of users, partners or advertisers, which could adversely affect our business.

There are a large number of legislative proposals pending before the United States Congress, various state legislative bodies and foreign governments concerning privacy issues related to our business.  It is not possible to predict whether or when such legislation may be adopted.  Certain proposals, if adopted, could impose requirements that may result in a decrease in our user registrations and revenues.  In addition, the interpretation and application of user data protection laws are in a state of flux.  Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

RISKS RELATED TO OUR SECURITIES

We will require additional capital in the future and we cannot assure you that capital will be available on reasonable terms, if at all, or on terms that would not cause substantial dilution to your stock holdings.

We will need to raise capital to execute our business plan. If capital requirements vary materially from those currently planned, we may require additional capital sooner than expected. There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to us, if at all. Any sale of a substantial number of additional shares may cause dilution to your investment and could also cause the market price of our common stock to decline.

We do not plan to pay dividends on our common stock.

We do not anticipate paying cash dividends to the holders of our common stock in the foreseeable future. Accordingly, investors in our common stock must rely upon subsequent sales after price appreciation as the sole method to realize a gain on an investment in our common stock. There are no assurances that the price of our common stock will ever appreciate in value particularly if we continue to sustain operating losses. Investors seeking cash dividends should not buy our common stock.

Our stock price will likely be extremely volatile.

The trading price of our common stock will likely be subject to wide fluctuations in response to our business development. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of companies, at times for reasons unrelated to their operating performance. Such broad market fluctuations may adversely affect the price of our common stock.

We currently have no trading market and, if we do trade, there is limited liquidity on the OTC Bulletin Board which may impact your ability to sell your shares.

We currently have no trading market. We plan to apply for listing of our shares on the NASD — OTC Bulletin Board. However, merely because a security is listed on the OTC Bulletin Board does not guarantee that there will be any trading volume in our shares. When fewer shares of a security are traded on the OTC Bulletin Board, price volatility may increase and price movement may outpace the ability of the OTC Bulletin Board to deliver accurate quote information. If there are low trading volumes in our common stock, there may be a lower likelihood of orders for shares of our common stock being executed, and current prices may differ significantly from prices quoted by the OTC Bulletin Board at the time of order entry.

Our common stock is subject to the penny stock rules which will limit the market for our common stock and increase the cost of sale because of additional broker compensation.

Because our stock is not traded on a stock market, if the market price of the common stock is less than $5 per share, the common stock is classified as a “penny stock.” SEC Rule 15g-9 under the Exchange Act imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an “established customer” or an “accredited investor.” This includes the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customers concerning the risk of penny stocks. Many broker-dealers decline to participate in penny stock transactions because of the extra requirements imposed on penny stock transactions. Application of the penny stock rules to our common stock reduces the market liquidity of our shares, which in turn affects the ability of holders of our common stock to resell the shares they purchase, and they may not be able to resell at prices at or above the prices they paid.

There may be a greater risk of fraud on the OTC Bulletin Board.

OTC Bulletin Board securities are frequently targets for fraud or market manipulation because they are not regulated as closely as securities listed on exchanges. Dealers may dominate the market and set prices that are not based on competitive forces. Individuals or groups may create fraudulent markets and control the sudden, sharp increase of price and trading volume and the equally sudden collapse of market prices. While there is regulation of the OTC Bulletin Board, it is not as comprehensive as the regulation of the listed exchange. If our shares are listed on the OTC Bulletin Board and this should occur, the value of an investment in our common stock could decline significantly.

USE OF PROCEEDS

        This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling shareholders. We will not receive any proceeds from the sale of shares of common stock in this offering. All proceeds received from the sale of the Shares offered by the selling shareholders will accrue to the benefit of the selling shareholders and not to the Company.

SELLING SECURITY HOLDERS

        The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders.

        The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

	A	B	C	D
NAME	OUTSTANDING SHARES OWNED(1)	SHARES OFFERED HEREBY (1) (2)	SHARES OWNED AFTER OFFERING (2)	PERCENTAGE OF COMMON STOCK OWNED AFTER THE OFFERING
Kevin M. Cox IRA	150,000	150,000	0	0%

Jason E. Kraft & Cheri L. Kraft	20,000	20,000	0	0%

	A	B	C	D
NAME	OUTSTANDING SHARES OWNED(1)	SHARES OFFERED HEREBY (1) (2)	SHARES OWNED AFTER OFFERING (2)	PERCENTAGE OF COMMON STOCK OWNED AFTER THE OFFERING
Dan Johnstone & Sherry Johnstone	100,000	100,000	0	0%

Paul J. Schmitz & Gretchen D. Schmitz	50,000	50,000	0	0%

Richard B. Huttner	50,000	50,000	0	0%

Christine L. Gulley	50,000	50,000	0	0%

Thomas R. Zimmerman	30,000	30,000	0	0%

James B. House, Jr. or Nancy H. House	30,000	30,000	0	0%

Steven S. Perry	100,000	100,000	0	0%

James A. Mather or Linda L. Mather	200,000	200,000	0	0%

Nanine A. Odell TTEE Nanine
A. Odell Trust DTD 8/18/05(3)	100,000	100,000	0	0%

Victor Lazzaro, Jr. TTEE Victor Lazzaro, Jr. Trust DTD 10/3/05 (3)	140,000	140,000	0	0%

Theresa M. Mehringer	50,000	50,000	0	0%

Oren Inbar	20,000	20,000	0	0%

David S. Petso (3)	520,000	520,000	0	0%

Donald K. Stritzke	520,000	520,000	0	0%

Gregory N. & Pamela A. Schaefer	200,000	200,000	0	0%

Janet H. White	10,000	10,000	0	0%

Judith A. Shine	20,000	20,000	0	0%

William J. White	50,000	50,000	0	0%

Paul R. Marrs or Linda M. Marrs	50,000	50,000	0	0%

Jay W. Roth (3)	7,600,000	100,000	7,500,000	27.2%

Jaime Andres Nicacio	30,000	30,000	0	0%

David Horak	500,000	500,000	0	0%

James R. Belk	50,000	50,000	0	0%

	A	B	C	D
NAME	OUTSTANDING SHARES OWNED(1)	SHARES OFFERED HEREBY (1) (2)	SHARES OWNED AFTER OFFERING (2)	PERCENTAGE OF COMMON STOCK OWNED AFTER THE OFFERING

FNFC Profit Plan & Trust, FBO Larry Carnahan	864,000	64,000	800,000	2.9%

FNFC Profit Plan & Trust FBO Jay Belk (3)	986,000	86,000	900,000	3.3%

Andrew S. Prince & Rochelle R. Prince Joint Tenants with rights of survivorship	50,000	50,000	0	0%

Gordon Neill	50,000	50,000	0	0%

Sally J. Johnson	20,000	20,000	0	0%

Douglas A. Dennis Debra L. Dennis	20,000	20,000	0	0%

Mark A. Hogan	10,000	10,000	0	0%

Clint J. Roth	100,000	100,000	0	0%

Mark Kendall	20,000	20,000	0	0%

Harold G. Goble	10,000	10,000	0	0%

Eric D. Sipf	100,000	100,000	0	0%

Andrew M. Lieber	50,000	50,000	0	0%

Michael J. Norton	50,000	50,000	0	0%

Scott Chandler	100,000	100,000	0	0%

The Robert Matousek 2005 Trust u/d/t June 20, 2005	100,000	100,000	0	0%

Douglas I. Hepler	50,000	50,000	0	0%

Robert J. Hopp	50,000	50,000	0	0%

Ladd & Susan Squires	60,000	60,000	0	0%

Jeffrey P. Belk	50,000	50,000	0	0%

Kevin M. Cox	50,000	50,000	0	0%

James Bryan Williams	100,000	100,000	0	0$

Jack & Shelly Templin	40,000	40,000	0	0%

Gary Benham & Judith M.Benham	40,000	40,000	0	0%

Howard J. Lieber (3)	130,000	30,000	100,000	*%

Aaron Elkin	50,000	50,000	0	0%

Warren G. Buettner	20,000	20,000	0	0%

Gary A Morse & Barbara S. Morse	20,000	20,000	0	0%

	A	B	C	D
NAME	OUTSTANDING SHARES OWNED(1)	SHARES OFFERED HEREBY (1) (2)	SHARES OWNED AFTER OFFERING (2)	PERCENTAGE OF COMMON STOCK OWNED AFTER THE OFFERING
Thomas A. Wilson	42,500	40,000	2,500	0%

Rephael Inbar	50,000	50,000	0	0%

Margaret M. Manatt	50,000	50,000	0	0%

Robert L. Hier	50,000	50,000	0	0%

UBS Financial Services Inc. as IRA Custodian for Robert Zabaronick	50,000	50,000	0	0%

Timpas Creek Finance, LLC	80,000	80,000	0	0%

Daniel Arthur Smith & Sharon Kay Smith	6,000	6,000	0	0%

Richard W. Lanning	15,000	15,000	0	0%

Marcy Lanning	15,000	15,000	0	0%

Pio Guerrero	10,000	10,000	0	0%

Nora Kathleen Shannon-Yano	100,000	100,000	0	0%

George L. Learned & Edrea J Learned	10,000	10,000	0	0%

Don Hartmann	10,000	10,000	0	0%

Michael Wilkerson	100,000	100,000	0	0%

Patricia W. Conger Living Trust	50,000	50,000	0	0%

Robert L. Conger Living Trust	50,000	50,000	0	0%

Carolyn F. Overgaard (3)	900,000	100,000	800,000	2.9%

Steve Asakowicz, Janelle Asakowicz	20,000	20,000	0	0%

Gary Smookler & Peggy Smookler	30,000	30,000	0	0%

Richard S. & Cynthia D. Simms	30,000	30,000	0	0%

James and Julie Downey	50,000	50,000	0	0%

Stephen S. Anderson	50,000	50,000	0	0%

Mathew G. Sysum Kimberly A Sysum	300,000	300,000	0	0%

John Walpuck	750,000	500,000	250,000	*%

TOTAL	16,648,500	6,296,000	10,352,500	—

*	Less than 1%

The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days. The actual number of shares of common stock outstanding may increase prior to the effectiveness of this registration statement due to penalty shares which may be issued.

(1)	The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933.

(2)	Assumes that all securities registered will be sold.

(3)	Victor Lazzaro, Jr. is a director of the Company. Nanine A. Odell is the wife of Victor Lazzaro, Jr. J.W. Roth is our chief executive officer and serves as a director of the Company. Jay D. Belk serves as a director of the Company. Effective May 1, 2007, Howard Lieber will serve as our Vice President of Sales. Carolyn Overgaard is the wife of R. Jerry Overgaard, a director of the Company. David Petso is a director of the Company. John Walpuck serves as our Chief Financial Officer, Chief Operating Officer, Treasurer, Secretary and as a director.

PLAN OF DISTRIBUTION

        Each selling stockholder of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the trading market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the date of this prospectus;
•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or
•	any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

        The selling stockholders and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

        The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state or provincial securities laws. In addition, in certain states or provinces, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders or any other person.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        Executive officers of the Company are elected by the Board of Directors, and serve for a term of one year and until their successors have been elected and qualified or until their earlier resignation or removal by the Board of Directors. There are no family relationships among any of the directors and executive officers of the Company.

        The following table sets forth names and ages of all executive officers and directors of the Company:

Name	Age	Position
J.W. Roth Dr. J. Glen House John Walpuck Jay D. Belk Victor Lazzaro, Jr. David Petso R. Jerry Overgaard Howard Lieber	43 37 45 43 61 45 66 48	Chief Executive Officer, Director and Chairman of
the Board
Director, Chief Medical Officer and President
Chief Financial Officer, Chief Operating Officer
Secretary, Treasurer and Director
Director
Director
Director
Director
Vice President of Sales

J.W. Roth is a co-founder of Disaboom and was appointed to serve on our Board of Directors in November 2006. Additionally, Mr. Roth currently serves as our Chief Executive Officer and as the Chairman of the Board. He is also a co-founder of Colorado Catheter Company, Inc, a private company engaged in the design and development of catheters. Since 1997 Mr. Roth has served as the as the President of JW Roth & Company, Inc., a consulting company. Prior to founding JW Roth & Company, Mr. Roth worked in the financial sales industry for American National Insurance Company and the Prudential Insurance Company. Additionally, Mr. Roth has worked for, and been associated with, the business development of several companies such as Fear Creek Ranches, IMI Global, Inc., CattleNetwork, Inc., Front Porch Direct, the CTURN Corp, and Aspen BioPharma, Inc.

Dr. J. Glen House is a co-founder of Disaboom. He was appointed to serve on our Board of Directors in November 2006. Currently Dr. House serves as our Chief Medical Officer and President. Additionally, Dr. House currently serves as the Medical Director of Penrose Hospital’s Center for Neuro & Trauma Rehabilitation. He is also a co-founder, director and the Chief Medical Officer of Colorado Catheter Company, Inc. Since November 2003 he has served as President of Colorado Rehabilitation Physicians, P.C., a private medical rehabilitation company. From August 2001 to November 2003, he served as a Staff Physician at Penrose Hospital. Additionally he has served as the President of Flexlife, a medical device company since 1993. Dr. House holds U.S. Patents on the Colorado Catheter and continues to invent technology to help people that suffer from Spinal Cord related injuries. Dr. House completed his Spinal Cord Medicine Fellowship at the University of Medicine and Dentistry of New Jersey in July 2001. He attended medical school at the University of Washington, performed an internship in Internal Medicine at the LDS Hospital in Salt Lake City and completed a residency in Physical Medicine and Rehabilitation at Baylor College of Medicine.

Jay D. Belk was appointed to serve on our Board of Directors in November 2006. Mr. Belk served as our Chief Financial Officer, Treasurer and Secretary until April 2, 2007. Since 1987 Mr. Belk has served as President of Federal National Finance Corporation, an exclusive correspondent or approved lender for many life insurance companies, banks, thrifts, conduits, pension funds, and private lenders. Mr. Belk also serves as a Managing Member of Federal Builders, LLC.

John Walpuck was appointed to our Board of Directors in April 2007 and also serves as our Chief Financial Officer, Chief Operating Officer, Secretary and Treasurer. Mr. Walpuck has over 19 years’ experience working in the corporate development, corporate finance and general financial management arenas. From 2005 through 2007 Mr. Walpuck was the Chief Financial Officer of Nine Systems, a streaming media software services company acquired by Akamai in November 2006. From 2002 through 2005 Mr. Walpuck served as the sole partner for Palmyra Consulting, a consulting firm where he advised clients on issues and projects including merger and acquisitions, corporate finance, real estate finance, and government contracts. From 2000 through 2002 Mr. Walpuck served as the Chief Financial Officer for TecSec, Inc., a private security software company. Mr. Walpuck is a CPA and CMA, and also holds an MBA from the University of Chicago and a Bachelor’s degree from Edinboro State College.

Victor Lazzaro was appointed to our Board of Directors in February 2007. Mr. Lazzaro also serves as a director for Colorado Catheter Company, Inc. Before joining Disaboom, Mr. Lazzaro founded, and currently is the President of, International Health Technology Company, a consulting firm providing planning methods, strategies and processes to bring specialty medical clinics to China. Prior to founding International Health Technology, Mr. Lazzaro served as the President and Chief Executive Officer of United HealthCare’s Mountain States Division from March 2000 to November 2005. Mr. Lazzaro also served as Chief Financial Officer and Chief Executive Officer for a California HMO and Louisiana insurance company from 1982 to 1990, and Regional Vice President of Health Plan Operations (Gulf South) for Prudential Insurance Company of America from 1990 to 2000.

R. Jerry Overgaard was appointed to our Board of Directors in November 2006. Mr. Overgaard has served as Vice President of Financial Products of MKA Capital Group Advisors, LLC, since August 2004. Mr. Overgaard served as Vice President, Institutional Sales Division, for Dreyfus Services Corporation from 1998 to 2004. Mr. Overgaard began his career in 1962 with IBM Corporation and has spent the last 27 years in the financial services industry.

David Petso was appointed to our Board of Directors in March 2007. Mr. Petso also serves as a director for Colorado Catheter Company, Inc. Since 1980 Mr. Petso has worked for Petso Financial Consultants, LLC. Mr. Petso is currently the president and owner of Petso Financial Consultants and has over twenty-five years of experience in the financial planning industry.

Howard Lieber will serve as our Vice President of Sales beginning on May 1, 2007. Mr. Lieber has served as a consultant for HJL Consulting, Inc. since December 1999. From December 2006 through March 2007, Mr. Lieber served as the president of Lend Again, Inc., a company engaged in the residential and commercial mortgage business. Additionally, from June 2002 through October 2005 Mr. Lieber worked for Petritech, a company engaged in the material sciences industry and focusing on materials used in transportation, aerospace and architectural applications. While at Petritech, Mr. Lieber served as the company’s Vice President of Sales and later as the chief executive officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The number of shares outstanding of the Company’s common stock at March 23, 2007 was 27,046,000. The following table sets forth the beneficial ownership of the Company’s Common Stock as of March 23, 2007 by each Director and each Executive Officer of the Company, by all Directors and Executive Officers as a group, and sets forth the number of shares of Common Stock owned by each person who owned of record, or was known to own beneficially, more than 5% of the outstanding shares of Common Stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock
J.W. Roth
15975 Winding Trail Road
Colorado Springs, CO 80908

J. Glen House
15575 Winding Trail Road
Colorado Springs, CO 80908

Victor Lazzaro, Jr.(1)
340 Glencoe Street
Denver, CO 80220

R. Jerry Overgaard (2)
8393 South Peninsula Drive
Littleton, CO 80120

Jay D. Belk (3)
2741 Hawk Point Court
Castle Rock, CO 80104

David Petso (4)
2797 North Cliffview
Boise, ID 83702

Howard Lieber (5)
9067 Goosander Way
Highlands Ranch, CO 80126

John Walpuck (6)
2040 Columbia Street, #430N
San Diego, CA 92101
All Directors and Executives as a Group	7,600,000 11,250,000 240,000 900,000 986,000 520,000 130,000 750,000 22,376,000	28% 41% 0.8% 3% 3.5% 2% 0.5% 2.7% 81%

The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days. The actual number of shares of common stock outstanding may increase prior to the effectiveness of this registration statement due to penalty shares which may be issued.

(1)	Includes 100,000 shares purchased by Nanine A. Odell, Mr. Lazzaro’s wife. Does not include options to purchase 100,000 shares of common stock at $0.50 granted on March 9, 2007. The Stock Option Agreement provides that 34,000 shares shall vest on December 31, 2007 and an additional 33,000 share shall vest on December 31 for the following two years, provided that Mr. Lazzaro is serving in his current capacity as a director on the vesting date. The 140,000 shares of common stock were purchased in the private placement completed on March 9, 2007, and are held in the Victor Lazzaro, Jr. Trust DTD 10/3/05.

(2)	Includes 100,000 shares purchased by Carolyn Overgaard on February 17, 2007. Does not include options to purchase 50,000 shares of common stock at $0.50 per share granted on March 9, 2007. The Stock Option Agreement provides that 16,000 shares shall vest on December 31, 2007 and an additional 17,000 share shall vest on December 31 for the following two years, provided Mr. Overgaard is serving as a member of our Board of Directors on the vesting date.

(3)	Includes 86,000 shares purchased by Federal National Finance Corporation Profit Plan & Trust FBO Mr. Belk.

(4)	Includes 520,000 shares purchased on February 15, 2007. Does not include options to purchase 150,000 shares of common stock at $0.50 per share granted on March 9, 2007. The Stock Option Agreement provides that 50,000 shares shall vest on December 31, 2007 and an additional 50,000 share shall vest on December 31 for the following two years, provided however, Mr. Petso must be serving in his current capacity as a member of our Board of Directors on the vesting date.

(5)	Includes 30,000 shares purchased on February 19, 2007. Also includes options to purchase 100,000 shares of common stock to be granted effective May 1, 2007, and vesting immediately. Does not include options to purchase 400,000 shares of common stock to be granted effective May 1, 2007, but vesting on June 1, 2008 and thereafter, provided Mr. Lieber meets certain performance goals and is serving as an employee of Disaboom.

(6)	Includes 500,000 shares purchased on March 23, 2007. Also includes options to purchase 250,000 shares of common stock granted on April 2, 2007, vesting immediately. Does not include options to purchase 1,500,000 shares of common stock vesting on September 1, 2007 and thereafter.

DESCRIPTION OF SECURITIES

        Capital Stock

        The authorized capital of the Company consists of 60,000,000 shares, of which 10,000,000 shares are preferred stock, par value of $.0001 per share (“Preferred Stock”), and 50,000,000 shares are common stock, par value of $.0001 per share (“Common Stock”). We currently have 27,046,000 shares of common stock outstanding, and no shares of preferred stock outstanding.

        Each share of common stock is entitled to share pro rata in dividends and distributions, if any, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available for such purpose. No holder of any shares of common stock has any preemptive rights to subscribe for any securities of the Company. Upon liquidation, dissolution or winding up of the Company, each share of the common stock is entitled to share ratably in the amount available for distribution to holders of common stock. All shares of common stock presently outstanding are fully paid and non-assessable.

        Each shareholder is entitled to one vote for each share of common stock held. There is no right to cumulate votes for the election of directors. This means that holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so, and in such event, the holders of the remaining less than 50% of the shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors.

        Dividends

        We have never declared or paid any dividends or distributions on our common stock. We anticipate that for the foreseeable future all earnings will be retained for use in our business and no cash dividends will be paid to stockholders. Any payment of cash dividends in the future on our common stock will be dependent upon our financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors that the Board of Directors deems relevant.

LEGAL MATTERS

        Legal matters in connection with the shares of common stock being offered for resale hereby have been passed on for the Company by the law firm of Burns, Figa & Will, P.C., Greenwood Village, Colorado.

EXPERTS

        The audited financial statements of Disaboom, Inc. included herein and elsewhere in the Registration Statement have been audited by GHP Horwath, P.C., independent registered public accounting firm, for the periods and to the extent set forth in their report appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon the firm’s authority as an expert in auditing and accounting.

CHANGES IN ACCOUNTANTS

        There has been no change in our auditors during the past two fiscal years.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITY

        Our Articles of Incorporation provide that the Company shall indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys’ fees) incurred by reason of the fact that he is or was a director or officer of the Company or, while serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Company also shall indemnify any person who is serving or has served the Corporation as director, officer, employee, fiduciary, or agent, and that person’s estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND TRANSACTIONS AND CORPORATE GOVERNANCE

        There have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Registrant, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Registrant, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

        J.W. Roth, an officer and director of the Company advanced approximately $58,000 to the Company to help us fund our start up costs. Mr. Roth converted $50,000 in our private placement which closed March 9, 2007 into 100,000 shares of our common stock.

        On March 23, 2007, we received a subscription for the purchase of 500,000 shares of our common stock at $0.50 per share, for aggregate consideration of $250,000 from John Walpuck. The subscription was contingent on us entering into an employment agreement with Mr. Walpuck prior to April 20, 2007, and the offer and acceptance was not in connection with any other offering, although we entered into the subscription letter using the same price per share as our previously completed private placement. On April 2, 2007, we entered into an employment agreement with Mr. Walpuck and issued him 500,000 shares of our common stock as our final acceptance of his subscription.

Audit Committee:   The Company has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. All of the Company’s independent directors serve on the audit committee, which consists of: Mr. Lazzaro, Mr. Overgaard and Mr. Petso. Mr. Petso has been designated as the chairman and financial expert on the audit committee. The Company defines “independent” as that term is defined in Rule 4200(a)(15) of the Nasdaq listing standards.

        The audit committee was formed on March 9, 2007. The Board of Directors has adopted a written charter for the audit committee.

Compensation Committee:   All of the Company’s independent directors serve on the compensation committee, which consists of: Mr. Lazzaro, Mr. Overgaard and Mr. Petso. Duties of the compensation committee include reviewing and making recommendations regarding compensation of executive officers. The board of directors adopted our Compensation Committee charter on March 9, 2007.

Nominating Committee:   All of the Company’s independent directors serve on the nominating committee, which consists of: Mr. Lazzaro, Mr. Overgaard and Mr. Petso. Duties of the Nominating Committee (“Nominating Committee”) include oversight of the process by which individuals may be nominated to our board of directors. Our Nominating Committee’s charter was adopted by the board of directors on March 9, 2007.

        The functions performed by the Nominating Committee include identifying potential directors and making recommendations as to the size, functions and composition of the Board and its committees. In making nominations, our Nominating Committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other Nominees to the board, in collectively serving the long-term interests of the shareholders.

        The Nominating Committee considers nominees proposed by our shareholders. To recommend a prospective nominee for the Nominating Committee’s consideration, you may submit the candidate’s name by delivering notice in writing to Disaboom, Inc. c/o Nominating Committee Chair, via first class U.S. mail, at Disaboom, Inc., Time Warner Tower, 10475 Park Meadows Drive, Suite 600, Lone Tree CO 80124.

        A shareholder nomination submitted to the nomination committee must include at least the following information (and can include such other information the person submitting the recommendation desires to include), and must be submitted to the Company by the date mentioned in the most recent proxy statement under the heading “Proposal From Shareholders” as such date may be amended in cases where the annual meeting has been changed as contemplated in SEC Rule 14a-8(e), Question 5:

        The name, address, telephone number, fax number and e-mail address of the person submitting the recommendation; The number of shares and description of the Company voting securities held by the person submitting the nomination and whether such person is holding the shares through a brokerage account (and if so, the name of the broker-dealer) or directly; The name, address, telephone number, fax number and e-mail address of the person being recommended to the nominating committee to stand for election at the next annual meeting (the “proposed nominee”) together with information regarding such person’s education (including degrees obtained and dates), business experience during the past ten years, professional affiliations during the past ten years, and other relevant information. Information regarding any family relationships of the proposed nominee as required by Item 401(d) of SEC Regulation S-K. (v) Information whether the proposed nominee or the person submitting the recommendation has (within the ten years prior to the recommendation) been involved in legal proceedings of the type described in Item 401(f) of SEC Regulation S-K (and if so, provide the information regarding those legal proceedings required by Item 401(f) of Regulation S-K). Information regarding the share ownership of the proposed nominee required by Item 403 of Regulation S-K. Information regarding certain relationships and related party transactions of the proposed nominee as required by Item 404 of Regulation S-K. The signed consent of the proposed nominee in which he or she consents to being nominated as a director of the Company if selected by the nominating committee, states his or her willingness to serve as a director if elected for compensation not greater than that described in the most recent proxy statement; states whether the proposed nominee is “independent” as defined by Nasdaq Marketplace Rule 4200(a)(15); and attests to the accuracy of the information submitted pursuant to this paragraph.

        Although the information may be submitted by fax, e-mail, mail, or courier, the nominating committee must receive the proposed nominee’s signed consent, in original form, within ten days of making the nomination.

        When the information required above has been received, the nominating committee will evaluate the proposed nominee based on the criteria described below, with the principal criteria being the needs of the Company and the qualifications of such proposed nominee to fulfill those needs.

        The process for evaluating a director nominee is the same whether a nominee is recommended by a shareholder or by an existing officer or director. The Nominating Committee will:

        Establish criteria for selection of potential directors, taking into consideration the following attributes which are desirable for a member of our Board of Directors: leadership; independence; interpersonal skills; financial acumen; business experiences; industry knowledge; and diversity of viewpoints. The Nominating Committee will periodically assess the criteria to ensure it is consistent with best practices and the goals of the Company. Identify individuals who satisfy the criteria for selection to the Board and, after consultation with the Chairman of the Board, make recommendations to the Board on new candidates for Board membership. Receive and evaluate nominations for Board membership which are recommended by existing directors, corporate officers, or shareholders in accordance with policies set by the Nominating Committee and applicable laws.

        The Company has not engaged the services of or paid a fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

Code of Ethics:   On March 9, 2007, the Board of Directors adopted a code of ethics that applies to all of our officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller. Our Code of Ethics establishes standards and guidelines to assist the directors, officers, and employees in complying with both the Company’s corporate policies and with the law and will be posted at our website www.disaboom.com. Persons desiring a copy of our Code of Ethics will be provided one at no cost upon submitting a written request to the Company.

DESCRIPTION OF THE BUSINESS

Overview

        We were incorporated under the laws of the State of Colorado on September 5, 2006. We are in the business of developing a comprehensive, interactive website for persons with disabilities, with the intent to operate the website after it launches. We acquired the domain name disaboom.com on October 6, 2006. On January 10, 2007 we entered into a Web Development Agreement with DATA, Inc. for the design of our website. We expect to launch our website by August 2007.

        We believe Disaboom will offer a new solution to the difficulties faced by an untapped market – the more than 44 million American adults living with disabilities. Americans who have suffered from stroke, spinal cord injuries, multiple sclerosis, brain injuries, spina bifida, cerebral palsy, arthritis, knee replacements, hip replacement, and back surgery have unique needs. Our website is being designed with the input of doctors and is intended to serve as a comprehensive resource to meet the unique needs of the disabled community.

        We believe that when our website launches in August of 2007, it will transform the way disabled Americans live their lives. Our website is intended to include in one place nearly every resource disabled persons want or need, and is designed to be an interactive and continuously updated online community for disabled persons. The website’s content will include information and features ranging from medical information to buying products, from taking a vacation to meeting others online, and from selling stocks to checking the weather.

        We intend to promote the trademarked name of our web site, Disaboom.com, by implementing a national advertising and direct marketing campaign intended to encourage people to visit the site. We believe that with the present absence of a comprehensive, community-oriented website specifically for people living with these disabilities, this untapped target audience will welcome the new site and make it successful.

        Our Target Market

        Approximately 16% of the American adult population lives with a disability that makes it difficult to perform functional activities such as walking, climbing stairs, reaching, or lifting and carrying objects. About 7.6 million adults experience difficulty dressing, bathing, or simply getting around their home, while 18.2 million Americans are unable to even leave their homes without help. We believe that not only do the millions of Americans living with disabilities have a need and desire for a comprehensive resource aimed at their wants and needs, but their caregivers and families can also utilize such a comprehensive resource. One in every four Americans is either related to, or serves as a caregiver of, a person with a disability. We believe that we will be the first online company dedicated to meeting this market’s specific needs with customized expertise.

        Although we intend to expand our website and eventually serve persons with a larger range of disabilities, our initial plan targets disabled Americans in six different categories: stroke, spinal cord injuries, multiple sclerosis, brain injuries, pediatrics (spina bifida and cerebral palsy), and orthopaedics (arthritis, hip replacements, knee replacements, and back surgery). This target market’s basic needs range from occupational therapy to special shower chairs, to catheter comparisons, to understanding medical journals through physician interpretations. We believe this group’s needs go beyond medical services and products.

        Disabled people often become housebound not just because of their physical limitations, but because they feel unable to control themselves or navigate their own environment. They may give up on dating or making friends simply because they do not know where to meet people who will understand them. At times disabled persons do not continue their educations or embark on careers because of transportation difficulties. Many never get the chance to experience a vacation because they are worried that once they arrive at a destination their special needs will not be accommodated. Without the comfort of understanding friends and an empathetic community, many disabled Americans are depressed and have a lower quality of life. Caregivers and family members often do not know where to go for help or support.

        We believe our target market constantly faces unanswered questions, and a comprehensive resource that provides them relevant and helpful resources and answers will help improve their lives.

        Currently, our target audience can visit websites such as healthcommunities.com, webmd.com and other health-oriented sites for educational purposes. Additionally, sites such as dating4disabled.com, myspace.com and eharmony.com are among the currently available sites designed for people to meet on-line. While websites such as these may compete with the different components of our website, we believe that none serve as a comprehensive, specifically-targeted, resource for a ranging variety of topics and issues effecting a disabled person’s life.

        Our website is intended to encompass all the components currently found by visiting multiple sites and combine them in a single site. We believe that not only will our site provide a single source of information, but unlike currently available web sites, it will tailor each component to the specific needs of the disabled community.

        We were formed because our founders realized a need for a web-based community and centralized resource center specifically for persons living with disabilities. Our website is intended to be the Internet home page for the millions of Americans living with disabilities, their caregivers, and families. Through the online community created by the website, we will offer topic forums, blogs, and other disability related resources including educational content, travel and entertainment reviews, news, events and products.

Website Development Agreement with DATA, Inc.

        On January 10, 2007 we entered an Acceptance Agreement for Website Development (the “Agreement”) with DATA, Inc. (“DATA”). Under the Agreement DATA, Inc. has agreed to design and build a fully operational interactive website for the Company in exchange for a cash payments totaling $280,000 to be paid by the Company in semi-monthly installments through July 18, 2007. Other than the independent contractor relationship created between the Company and DATA, Inc. by the Agreement, there is no material relationship between us and DATA.

        DATA created a site map laying out the structure of the website to accommodate all of our current website features. DATA is not only designing the look and feel of the website and our corporate brand, but is also building the underlying infrastructure of the site itself to support the site’s features and allow easy navigation throughout the pages of the site. DATA will input content to the site from our content providers and other licensed or purchased sources.

        The Agreement provides that all works created for us under the Agreement are works made for hire giving us all copyright ownership in the work. Furthermore, DATA has agreed to assign and/or license all rights in works not covered by the work made for hire doctrine to us. The Agreement also includes standard confidentiality and indemnification provisions. We may terminate the Agreement at any time, whether or not DATA is in default. DATA is entitled to payment through the termination date, subject to the terms of the Agreement. DATA may terminate the Agreement for nonpayment by us with 30 days written notice. If either party terminates, DATA is required to turn over all work product to us whether or not complete.

Website Content

        Initially, our website’s resource content will focus on six different categories of disabilities caused by:

•	Stroke
•	Brain injuries
•	Spinal cord injuries
•	Multiple sclerosis
•	Pediatrics (spina bifida and cerebral palsy)
•	Orthopedics (arthritis, hip replacements, knee replacements, and back pain).

        Stroke

        Stroke is the leading cause of serious, long-term disability in the U.S., and on average, someone in this country has a stroke every 45 seconds. According to the American Heart Association, in 1999, more than one million Americans reported difficulties with daily living activities resulting from a stroke.

        Brain Injuries

        Each year, 1.5 million people in the United States. sustain traumatic brain injuries. As a result, approximately 80,000 of those people experience the onset of long-term disabilities. The Centers for Disease Control and Prevention estimates that at least 5.3 million Americans have a long-term need for help performing daily living activities as a result of traumatic brain injuries.

        Spinal Cord Injuries

        Nearly 11,000 individuals in the United States sustain a spinal cord injury each year, and more than 190,000 Americans currently live with paralysis caused by spinal cord injuries. Unfortunately, paralysis is not always the major concern for people who have sustained spinal cord injuries. They often experience higher levels of bladder dysfunction, breathing impairments, respiratory infections, pressure sores, ulcers, and irregular blood pressure, among other things.

        Multiple Sclerosis

        An estimated 10,400 people are annually diagnosed with multiple sclerosis, about 200 new cases per week. People with multiple sclerosis experience fatigue, heat sensitivity, muscle weakness, decreased coordination, blurred vision, and cognitive impairments such as memory problems, slowed thinking, and decreased concentration.

        Pediatrics

        Pediatric patients include those suffering from cerebral palsy and spina bifida. An estimated 764,000 children and adults in the United States have at least one symptom of Cerebral Palsy. About 8,000 babies and infants are diagnosed with this condition each year. Cerebral Palsy patients often live with seizures and mental retardation. They also have problems with movement, posture, limping, jaw control, chewing, sucking, and swallowing. Around 70,000 Americans live with Spina Bifida. The illness affects an average of eight babies per day, and causes numbness, bladder control issues, paralysis, coordination problems and latex allergies, among other challenging difficulties.

        Orthopedics

        Orthopedic patients are those who suffer musculoskeletal impairments such as arthritis, back pain, hip replacements, knee replacements and back surgery. One in seven Americans has a musculoskeletal impairment, with arthritis being the leading chronic condition reported by the elderly. Back and knee problems account for a large portion of orthopedic patients and resulted in 31 million and 19 million physician visits respectively in 2003. Those who suffer from musculoskeletal impairments live with pain, fatigue, and sleep disturbances; they often complain that their bodies ache.

Other Types of Content

        We have entered into independent contractor agreements with individuals (the “Content Providers”) in several specialties to provide medical journal reviews and summaries as well as other written materials to be used by the Company as static content on the website.

        The education section of the resources will feature not only explanations of various disabling conditions, but also expert advice, research explained, and a glossary of disability related medical terms. The Content Providers will write the content for condition explanations. We plan to enter agreements with specialists to respond to selected questions submitted by users of our site (“Disaboomers”) for expert advice. The selected questions and answer will be available to the public. The Content Providers will also be involved in providing summaries in lay terms of recent medical journal articles for the research explained subsection. We intend to enter a licensing agreement for the glossary content. We also intend to enter a licensing agreement for medication description information.

        The news section of the website will feature current health related news articles. The articles will be purchased from various news feeds on an as needed basis. The articles will be sorted by topic and searchable by keyword on our website. Past articles will be archived and searchable. We also plan to provide direct access to news, weather, stock information, horoscopes, and fantasy games through real simple syndication (“RSS”) or other licensing agreements.

        A key aspect of our website is the community social networking feature. Visitors to the website will be able to join the community by registering with the site and becoming a Disaboomer. Disaboomers will be able to post comments or questions in forums, set up their own personal page, view personal pages of and meet other Disaboomers, create their own blog, submit questions for expert advice, post classified ads, post disability related event announcements, and write reviews specifically for people living with disabilities, such as the accessibility of a restaurant or travel experiences. Selected Disaboomer blogs will be chosen as feature blogs and made available to the general public for viewing. Disaboomers will create a loyal consumer base which will attract advertisers desiring to target the disabled community sector of the market.

Website Advertising

        We expect our largest source of revenue to be from website advertisement sales. We will contract advertising agencies to sell advertisements. We hired a Vice President of Sales whose employment commences May 1, 2007, to manage agency and advertiser relationships. Revenues will be generated from a flat monthly rate charged to advertisers. The advertising rates will vary depending on the page, placement, and size of the advertisement on the website. Premium fees will be charged for home page and section sponsorships while a lesser fee will apply to run of schedule advertisements which continuously rotate throughout the website’s pages. We anticipate that manufacturers of disability-specific pharmaceuticals, products, and services will make up a large percentage of advertisement sales. However, we plan to promote our advertising to a broad base of industries including to companies in the fitness and travel and tourism industries.

Classified Ads and eCommerce Site

        Our website will feature a classified advertisement section where Disaboomers can sell disability related products to the public from shower aids to wheel chair accessible vans. The products sold through the classifieds section of the website will be sold directly to the consumer from the Disaboomer without our involvement. At shop.disaboom.com we will offer an online catalog for new disability related products which can be purchased directly through our e-commerce portion of the website. We expect to enter revenue sharing agreements with manufacturers and/or distributors (the “Suppliers”) to provide the content or products for the online catalog. These agreements will provide an additional source of revenue for us. We will not purchase inventory, but rather will receive a percent of each sale and will drop ship the products from the Supplier to the purchaser. The e-commerce site will be a secured site and we plan to use a third party credit card verification service to verify all credit card transactions.

        We plan to offer a resource for visitors to search for a physician or facility with a particular specialty in a specific geographic region. Doctors may request to be listed in the searchable directory. Doctors will also have the option to post their own web page within the searchable directory which can be used to provide more detailed information about their practice and credentials.

Potential Market

        The following article which is posted on the U.S. Department of Health and Human Services Center for Disease Control and Prevention’s website provides evidence of the potential size of our market.

Prevalence of Disabilities and Associated Health Conditions Among Adults - United States, 1999 (1)

In the United States, the number of persons reporting disabling conditions increased from 49 million during 1991-1992 to 54 million during 1994-1995(2). During 1996, direct medical costs for persons with disabilities were $260 billion(3).

For this analysis, disability was defined as self-reported or proxy-reported difficulty with or reporting one or more of eight measures: 1) difficulty with one or more specified functional activities(4); 2) difficulty with one or more activities of daily living (IADLS)*; 3) difficulty with one or more instrumental activities of daily living (IADLs); 4) reporting one or more selected impairments*; 5) use of assistive aids (e.g., wheelchair, crutches, cane or walker) for >6 months; 6) limitation in the ability to work around the house; 7) limitation in the ability to work at a job or business (data for persons aged 16-67 years); and 8) receiving federal benefits on the basis of an inability to work. A subset of persons with disability also reported the main cause of their disability from a list of 30 associated health conditions. This subset, defined before the survey was conducted, comprised persons reporting difficulty with ADLs IADLs, selected functional activities (excluding seeing, hearing, and having their speech understood by others), or limitation in the ability to work around the house or at a job or business. National estimates were calculated using sample weights representing the inverse of the probability for selection and complex adjustments for no response and subsampling(4).

(1)          Prevalence of Disabilities and Associated Health Care Conditions Among Adults – 1999 (Feb. 23, 2001) available at http://www.cdc.gov/mmwR/preview/mmwrhtml/mm5007a3.htm

(2)          CDC. Prevalence of disabilities and associated health conditions — United States, 1991 — 1992. MMWR 1994;43:730 — 9; Kaye H, LaPlante M, Carlson D, et al. Trends in disability rates in the United States, 1970 — 1994. San Francisco, California: University of California, Disability Statistics Center, 1996. available at http://dsc.ucsf.edu/UCSF/pub. Accessed February 2001; McNeil JM. Americans with disabilities, 1994 — 95. Washington, DC: US Department of Commerce, Economics and Statistics Administration, Bureau of the Census, 1997. (Current population reports; series P70, no. 61); McNeil JM. Americans with disabilities: 1991 — 92. Washington, DC: US Department of Commerce, Economics and Statistics Administration, Bureau of the Census, 1993. (Current population reports; series P70, no. 33).

(3)          Hough J. Estimating the health care utilization costs associated with people with disabilities: data from the 1996 Medical Expenditure Panel Survey (MEPS). Annual meeting of the Association for Health Services Research, Los Angeles, California, 2000

(4)          Income Surveys Branch, Bureau of the Census, Overview of the Survey of Income and Program Participation (SIPP). Washington, DC: US Department of Commerce, Economics and Statistics Administration, Bureau of the Census, 1999. Available at http://www.census.gov. Accessed December 1, 2000.

The analysis focused on 53,636 adults >18 years (consistent with standard age categories used in other national surveys).

In 1999, 44 million (22%) adults reported having a disability (see Table 1 below). The prevalence rate of disability was 24% among women and 20% among men. Approximately 32 million adults had difficulty with one or more functional activities such as climbing a flight of stairs (19.4 million), walking three city blocks (19 million), or lifting/carrying 10 lbs (14.2 million); approximately 16.7 million adults had a limitation in the ability to work around the house; 11 million had either selected impairments or difficulty with IADLs. Two million adults used a wheelchair, and seven million used a cane, crutches, or a walker. Of the total percentage of disabilities, 63% occurred among working adults (aged 8-64 years); of these, 27.8 million (16.5%) had a disability and 17.7 million (10.5%) had a limitation in the ability to work at a job or business. Of those adults >65 years, 16.3 million (50%) had a disability. The age-specific prevalence rate of disability was the highest among respondents aged >65 for all functional activities, ADLs and IADLs.

Of all adults with disabilities, 41.2 million (93.4%) reported their main health condition associated with their disability (see Table 2 below); 7.2 million (17.5%) had arthritis and rheumatism, 6.8 million (16.5%) had back or spine problems, and 3.2 million (7.8%) had heart trouble/hardening of the arteries. Women had higher rates of arthritis or rheumatism and “other” associated health conditions categories than men. Men had higher rates of hart trouble/hardening for the arteries and deafness or hearing problems than women.

Editorial Note

Disability affects more than one in five adults. Rates of disability are higher among older adults who also have higher rates of chronic diseases. However, most disability occurs during the working years, which contributes to the high cost estimates of disability. Arthritis or rheumatism, back or spine problems, and heart trouble/hardening of the arteries continue to be the leading causes of disability. This report differs from a similar 1994 report by focusing on adults only and using a broader definition of disability(5).

(5)          McNeil JM. Americans with disabilities: 1991 — 92. Washington, DC: US Department of Commerce, Economics and Statistics Administration, Bureau of the Census, 1993. (Current population reports; series P70, no. 33).

The strengths of SIPP include a survey design that allows nationally representative population estimates of disability. The broad definition of disability used in SIPP also provides a sensitive estimate of disability prevalence that is less likely to overlook persons with disability than other definitions (e.g., clinical or federal benefit program-based definitions). SIPP links disability with associated health conditions, providing information that usually is not available from other data sources. This information is important because many programs address disability prevention by disease or condition.

The findings in this report are subject to at least five limitations. First, despite complex statistical adjustment procedures used to address nonresponse over time, these procedures may not have completely eliminated bias that resulted from nonresponse errors, especially in subgroup analyses. Second, this report excluded persons in institutions, in the military, and aged <18 years. Third, persons with multiple disabilities may attribute the main disability to the one most disabling at the time of the interview, which may result in inconsistent survey responses. Fourth, because of questionnaire design, the main associated health condition was determined for most but not all adults with disability; 2.9 million (6.4%) persons whose only disabilities were difficulty with vision, hearing, or speech, who had selected impairments, used assistive aids, or received federal disability benefits were not asked about a main condition. Finally, the definition of disability used did not assess environmental and social barriers, discrimination as the result of disability, and effects on the workforce. These issues are addressed in the International Classification of Functioning, Disability, and Health (ICIDH-2), a unified and standard framework that describes the dimensions of disability(6). ICIDH-2 complements the International Classification of Diseases by organizing information around three dimensions: body level (body systems and structure), person and society level (activities and participation), and the environment. Because of the dynamic quality of disability, a limitation in one dimension does not predict a limitation in another.

These estimates demonstrate the large impact of disability in working age and older adults and the relative contributions of associated health conditions, and provide information for public health policy makers and health systems. More detailed analyses relating the eight measures of disability and associated health conditions can assist disease-specific efforts in planning, health promotion and disease prevention, and surveillance of disability-related national health objectives(7). With increasing life expectancy and the aging of the population, health issues related to disability are likely to increase in importance.

(6)          World Health Organization. ICIDH-2: international classification of functioning, disability and health: pre-final draft, full version. Geneva, Switzerland: World Health Organization, 2000.

(7)          Arthritis Foundation, Association of State and Territorial Health Officials, and CDC. National Arthritis Action Plan: a public health strategy. Atlanta, Georgia: Arthritis Foundation, 1999.

TABLE 1

Survey of Income Program and Participation, United States, 1999
Number and prevalence rates of civilian non-institutionalized persons aged ≥18 Years with disability by age group

	≥18 Years			**18-64 Years**			**≥65 Years**		
Measure of Disability	***No.****	***Rate***[†]	***(95% CI***[§]***)***	***No.****	***Rate***[†]	***(95% CI***[§]***)***	***No.****	***Rate***[†]	***(95% CI***[§]***)***
Difficulty with specified functional activities	*32,191*	*16.0*	*(±0.5)*	*17,110*	*10.2*	*(±0.4)*	*15,081*	*46.3*	*(±1.6)*
Having speech understood	*1,982*	*1.0*	*(±0.1)*	*1,326*	*0.8*	*(±0.1)*	*656*	*2.0*	*(±0.4)*
Lifting/Carrying 10 lbs	*14,224*	*7.1*	*(±0.3)*	*7,033*	*4.2*	*(±0.3)*	*7,191*	*22.1*	*(±1.3)*
Climbing a flight of stairs	*19,363*	*9.6*	*(±0.4)*	*9,465*	*5.6*	*(±0.3)*	*9,898*	*30.4*	*(±1.5)*
Walking three city blocks	*19,031*	*9.5*	*(±0.4)*	*9,087*	*5.4*	*(±0.3)*	*9,944*	*30.5*	*(±1.5)*
Difficulty with activities of Daily living	*7,690*	*3.8*	*(±0.2)*	*3,514*	*2.1*	*(±0.2)*	*4,176*	*12.8*	*(±1.1)*
Getting around inside home	*3,471*	*1.7*	*(±0.2)*	*1,477*	*0.9*	*(±0.1)*	*1,994*	*6.1*	*(±0.8)*
Getting in/out of bed/chair	*5,340*	*2.7*	*(±0.2)*	*2,618*	*1.6*	*(±0.2)*	*2,722*	*8.4*	*(±0.9)*
Bathing	*4,371*	*2.2*	*(±0.2)*	*1,727*	*1.0*	*(±0.1)*	*2,644*	*8.1*	*(±0.9)*
Dressing	*3,130*	*1.6*	*(±0.2)*	*1,387*	*0.8*	*(±0.1)*	*1,743*	*5.4*	*(±0.7)*
Eating	*1,226*	*0.6*	*(±0.31*	*566*	*0.3*	*(±0.1)*	*661*	*2.0*	*(±0.7)*
Toileting	*2,064*	*1.0*	*(±0.1)*	*922*	*0.5*	*(±0.1)*	*1,143*	*3.5*	*(±0.6)*
Difficulty with instrumental activities of living	*11,795*	*5.9*	*(±0.3)*	*5,370*	*3.2*	*(±0.2)*	*6,425*	*19.7*	*(±1.3)*
Getting around outside home	*8,113*	*4.0*	*(±0.3)*	*3,202*	*1.9*	*(±0.2)*	*4,910*	*15.1*	*(±1.1)*
Taking care of money and bills	*4,492*	*2.2*	*(±0.2)*	*2,205*	*1.3*	*(±0.2)*	*2,286*	*7.0*	*(±0.8)*
Preparing meals	*4,430*	*2.2*	*(±0.2)*	*1,919*	*1.1*	*(±0.1)*	*2,511*	*7.7*	*(±0.8)*
Doing light housework	*6,042*	*3.0*	*(±0.2)*	*2,723*	*1.6*	*(±0.2)*	*3,319*	*10.2*	*(±1.0)*
Using the telephone	*2,597*	*1.3*	*(±0.1)*	*1,001*	*0.6*	*(±0.1)*	*1,597*	*4.9*	*(±0.7)*
Use of Assistive Aid‡	*9,180*	*4.6*	*(±0.3)*	*3,415*	*2.0*	*(±0.2)*	*5,765*	*17.7*	*(±1.2)*

≥18 Years			18-64 Years			≥65 Years		
Measure of Disability	**No.***	**Rate†**	**(95% CI◊)**	**No.***	**Rate†**	**(95% CI◊)**	**No.***	**Rate†**	**(95% CI◊)**
Limitation in ability to work around house	16,755	8.3	(±0.4)	9,649	5.7	(±0.3)	7,106	21.8	(±1.3)
Limitation in ability to work at job/business	N/A	N/A	N/A	17,689	10.5	(±0.4)	N/A	N/A	N/A
Received federal work disability benefits	N/A	N/A	N/A	7,611	4.5	(±0.3)	N/A	N/A	N/A
Total Surveyed:	**200,668**	**100.0**		**168,105**	**100.0**		**32,563**	**100.0**	
Total with a disability:	**44,088**	**22.0**	**(±0.5)**	**27,781**	**16.5**	**(±0.5)**	**16,307**	**50.1**	**(±1.6)**

* In thousands.
† Per 100 persons calculated using the civilian, inninstituional US population on July 1, 1999
◊ Confidence Interval
¶ Number of persons reporting any subcomponent of this category; subcomponents are note mutually exclusive
‡ Wheelchair

TABLE 2

Survey of Income Program and Participation, United States, 1999
Number and percentage of civilian non-institutionalized persons aged ≥18 Years with disabilities reporting selected conditions as the main † cause of disability by sex

	All Persons			Men			Women		
Main Condition	**No.***	**(%)**	**(95% CI◊)**	**No.***	**(%)†**	**(95% CI◊)**	**No.***	**(%)**	**(95% CI◊)**
Arthritis or rheumatism¶	7,207	17.5`	(±1.1)	1,955	11.0	(±1.3)	5,235	22.4	(±1.6)
Back or spine problem	6,780	16.5	(±1.0)	2,903	16.3	(±1.6)	3,877	16.6	(±1.4)
Limb or extremity stiffness	1,747	4.2	(±0.6)	842	4.7	(±0.9)	905	3.9	(±0.7)
Stroke	1,160	2.8	(±0.5)	592	3.3	(±0.8)	567	2.4	(±0.6)
Broken bone or fracture	885	2.1	(±0.4)	373	2.1	(±1.5)	512	2.2	(±0.6)
Head or spinal cord injury	452	1.1	(±0.3)	280	1.6	(±1.1)	172	0.7	(±0.3)
Paralysis	310	0.8	(±0.3)	175	1.0	(±0.4)	135	0.6	(±0.3)

≥18 Years			18-64 Years			≥65 Years		
Measure of Disability	***No.****	***Rate***†	***(95% CI***◊***)***	***No.****	***Rate***†	***(95% CI***◊***)***	***No.****	***Rate***†	***(95% CI***◊***)***
Missing Limbs	*299*	*0.7*	*(±0.2)*	*211*	*1.2*	*(±0.5)*	----	----	----
Cerebral Palsy	*141*	*0.3*	*(±0.2)*	----	----	----	----	----	----
Other	*6,188*	*15.0*	*(±1.0)*	*2,375*	*13.4*	*(±1.5)*	*3,813*	*16.3*	*(±1.4)*
Total:	***41,168***	***100.0***		***17,767***	***100.0***		***23,401***	***100.0***	

** In thousands.*
† Persons who reported difficulty with functional limitations, daily living activities, instrumental activities of daily living, the inability to
Do housework or the inability to work a job identified the "main" cause and up to two other causes of the disability from a list of 30 conditions
◊ Confidence Interval

Competition

We compete in the market for Internet services and information which is a highly competitive and volatile market. We compete with other both for profit and nonprofit medical information websites such as WebMD.com and healthcommunities.com for our medical information services, however, our medical information is limited to information related to disabilities which we believe gives us a competitive advantage by specifically targeting to the disabled community.

We compete with other social networking websites for social networking services such as MySpace.com, Friendster.com, Facebook.com, Bebo.com, Xanga.com, Ning.com, eHarmony.com, and Match.com. We hope to develop a loyal client base through the social networking aspect of the website, which in-turn will help generate advertising sales specifically targeted to consumers of disability related products. We believe we will have a competitive advantage over general social networking sites because we are targeting a specific group of persons with specific consumer and information needs.

We compete with large general Internet Service companies such as Google, Inc., Yahoo!, Inc., Microsoft, Inc., and America Online for online marketing and advertising. However, because our website content will be specifically targeted to disabled persons, the Company believes there will be little competition for advertisement sales specifically targeting that specific market. We compete with Craig's List and eBay for online sales of consumer goods from consumer to consumer through our classifieds section. However, our classifieds will be specifically targeted to consumers of disability related products. We compete with other e-commerce internet sites such as Disabilityproducts.com, Sportaid.com, 180medical.com, and ActiveForever.com for the sale of disability related products. We compete with full service information, product, and networking sites for the disabled community such as Disabled-World.com. We believe that through our marketing and branding efforts, quality service development, and strategic alliances with advertisers, medical professionals, and other leaders in the health industry we will be able to develop a loyal client base in order to compete effectively in the very competitive online marketplace.

Patents and trademarks

        We own and maintain a portfolio of intellectual property assets which we hope to continue to build. We believe that our intellectual property assets create great value to the Company and therefore we are taking steps to protect those assets through trademark, copyright, trade secret, and trademark laws of the United States and through contractual agreements.

        We are applying for federal registration with the U.S. Patent and Trademark Office of several trade or service marks on an intent to use basis in order to develop a trademark portfolio and protect the Company’s brand. An application for registration of the word mark DISABOOM was filed on October 20, 2006. We expect to make the following filings during the month of April 2007: (i) an application for registration of the word mark DISABOOMER; (ii) an application for a word plus design mark for the Company’s logo; and (iii) An application for the word mark DISABOOM.COM.

        As previously discussed in the description of the business, we plan to enter several licensing and syndication agreements to obtain content for our website. While we have entered agreements with our Content Providers for us to own all rights, including copyrights, in the original content written by our Content Providers, we believe we will need to license certain content from third party sources such as terms for our medical glossary, physician lists for our online directory, images, etc. We also plan to enter licensing or syndication agreements with third parties to provide news feeds, weather information, stock information and horoscopes.

Effect of existing or probable government regulations on the business.

        — FTC and FDA regulation of drug and medical devise advertising and promotion

        The FDA and the FTC regulate the form, content and dissemination of labeling, advertising and promotional materials of pharmaceutical or medical device companies, including direct-to-consumer prescription drug and medical device advertising. The FTC regulates over-the-counter drug advertising and, in some cases, medical device advertising. Generally, based on FDA requirements, companies must limit advertising materials to discussions of FDA-approved uses and claims.

        Information that promotes the use of pharmaceutical products or medical devices that is put on our website is subject to the full array of the FDA and FTC requirements and enforcement actions. The FDA and FTC would most likely be focused on the advertisements placed on our pages, any other pharmaceutical information found in our education pages, and the products sold through our e-commerce site. The FTC and FDA look for editorial independence from advertisers and sponsors in informational or educational discussions of regulated pharmaceuticals or medical devices. The FDA and the FTC place the principal burden of compliance with advertising and promotional regulations on advertisers and sponsors to make truthful, substantiated claims. If the FDA or the FTC finds that any information on our website violates FDA or FTC regulations, they may take regulatory or judicial action against us or the advertiser or sponsor of that information. State attorneys general may also take similar action based on their state’s consumer protection statutes.

         — Drug Advertising.

        The Federal Food, Drug, and Cosmetic Act, or FDC Act, requires that prescription drugs be approved for a specific medical indication by the FDA prior to marketing. Marketing, advertising or otherwise commercializing products prior to approval is prohibited. Upon approval, the FDA’s regulatory authority extends to the labeling and advertising of prescription drugs sold throughout the United States which may only be promoted and advertised for their approved indications. The labeling and advertising must not be false or misleading, and must present all material information, including risk information. Labeling and advertising that violate these legal standards are subject to FDA enforcement action.

        The FDA regulates the safety, effectiveness, and labeling of over-the-counter drugs. Together, the FDA and FTC require that OTC drug formulation and labeling comply with FDA approvals or regulations and the promotion of OTC drugs must be truthful, adequately substantiated, and consistent with the labeled uses. OTC drugs that do not meet these requirements are subject to FDA or FTC enforcement action depending on the nature of the violation. In addition, state attorneys general can also bring enforcement actions for alleged unfair or deceptive advertising.

        Any increase in FDA regulation of the online advertisements of prescription drugs could make it more difficult for us to obtain advertising and sponsorship revenue. Only recently has the FDA relaxed its formerly restrictive policies on direct to consumer advertising of prescription drugs. If the FDA changes its policies to make them more restrictive, this could also make it more difficult for us to obtain advertising and sponsorship revenue.

        — FTC regulation of general internet advertising and marketing

        The FTC regulates internet advertising under the Federal Trade Commission Act which allows the FTC to act in the interest of all consumers to prevent deceptive and unfair acts or practices. The FTC requires that advertisements be true and not misleading to consumers and that they be substantiated. The FTC also requires clear and conspicuous disclosures.

        Failure to comply with the FTC’s prohibition of false or misleading claims in advertisements could result in enforcement actions or civil lawsuits for fines and civil penalties. We believe that we have taken steps to protect our company from liability for displaying or disseminating ads in violation of these regulations through our advertising agreements and Company advertising policy, the establishment of a review board to review questionable advertisements, and approval procedures. However, a regulatory authority may find that the Company has violated the advertising regulations and may bring an enforcement action against the Company.

        — Medical Professional Regulation

        Most states regulate the practice of medicine requiring professional licensing. Some states prohibit business entities from practicing medicine. We do not believe that we are engaged in the practice of medicine, but rather we provide information to the general public. The Company has agreements with licensed medical professionals who provide educational information in the form of content for the Company’s website. We do not and do not intend to provide professional medical advice, diagnosis or treatment through our website. A state may determine that some aspect of our business violates that state’s licensing laws and may seek to have us discontinue those portions or subject us to penalties or licensure requirements. Any determination that we are a healthcare provider and acted improperly as a healthcare provider may result in liability to us.

        Many states regulate the ability of medical professionals to advertise or maintain referral services. We do not represent that a physician’s use of the Company’s online directory will comply with these or other state laws regulating professional practice. It is possible a state or a court may determine we are responsible for any non-compliance with these laws, which could affect our ability to offer this service to our customers.

        — Anti-kickback Laws

        Federal Anti-kickback laws prohibits receiving referral fees or other types of payments for referring individuals to another who’s services or products may be paid for in whole or in part by a federal healthcare program such as Medicare or Medicaid. We believe we are incompliance with these laws because our searchable specialist directory does not constitute a referral we receive no fees for listing physicians in the directory or for patients visiting doctors found on the directory. Furthermore we believe those physicians who pay us a fee to have a personal webpage within the searchable directory are essentially paying for an advertisement and not a referral fee.

        — Consumer Protection Regulation

        Advertising viewed by visitors on our web site and consumer sales from our e-commerce website are subject to federal and state consumer protection laws which regulate unfair and deceptive practices. We are also subject to various other federal and state consumer protection laws, including the ones described below. Most state consumer protection laws are enforced by the Attorneys General of each state.

        — COPPA

        The Children’s Online Privacy Protection Act (“COPPA”) protects personal information of children under the age of 13 disclosed online by prohibiting unfair or deceptive acts or practices in connection with the collection, use, and/or disclosure of personal information from and about children. Our website does not target children under 13, nor do we plan to allow anyone under the age of 18 to register as a Disaboomer. Therefore, the Company will not knowingly be collecting the personal information of children under the age of 13.

        — CAN-SPAM

        The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (“CAN-SPAM”) regulates commercial emails and provides recipients the right to request the sender to stop sending messages. CAN-SPAM establishes penalties for sending commercial email which are intended to deceive the recipient as to source or content. At this time, we are not sending commercial emails to Disaboomers or other users of our site, but may in the future in which case CAN-SPAM requirements would apply. Many states have also enacted anti-spam laws. The CAN-SPAM Act preempts many of these statutes.

Number of total employees and number of full time employees

        We currently four have part-time employees holding the positions of Chief Executive Officer, President/Chief Medical Officer, Chief Financial Officer/Secretary/Treasurer and Managing Content Editor. We expect to hire a Vice President of Sales commencing May 1, 2007, and additional employees as needed. As of April 3, 2007 the Company had one full time employee, John Walpuck.

PLAN OF OPERATION

        As stated previously, our primary activity is the business of developing a comprehensive, interactive website for persons with disabilities, with the intent to operate the website after it launches. We expect to launch the site by August, 2007. Our immediate focus, which will continue for the next twelve months, is: (i) developing the website: (ii) negotiating and entering into advertising agreements, thereby generating revenue; and (iii) increasing awareness of our site by making presentations and furthering our contacts in the disabled community. Although developing our site must be the immediate focus, putting in place advertising agreements and creating a large market presence of our site will further our plans and feed off each other. The greater the awareness of our site in the marketplace, the greater the number of page views our site will experience. The more page views our website experiences, the greater the revenues under the standard terms of our web advertising agreements.

        Our financial statements for the period from inception (September 5, 2006) through December 31, 2006 reflect minimal business activities. We incorporated in September 2006, and during the last four months of 2006 we worked on the concept of our website. In January 2007 we entered into the Web Site Development Agreement with DATA, Inc., which was our first material financial commitment, totaling $280,000 with payments to be made January through July 2007. We expect to negotiate a web site maintenance agreement as the development of our site continues. The cost of this agreement will vary depending on what personnel we have been able to hire by site launch.

        In addition to website development and maintenance, from May 2007 through April 2008 we project expenses associated with advertising and marketing of our site, obtaining content for our site, general and administrative expenses from adding personnel, and other costs of overhead to approximate $143,000 per month through the launch of the site, and increasing to approximately $230,000 per month thereafter.

Liquidity and Capital Resources

        We expect to begin generating revenue from advertising immediately upon site launch, although the revenue will not be material unless, and until, we have sufficient page views. The agreements require nominal minimum payments for administrative purposes. However, the advertiser pays per page view for each ad. We do not expect to generate significant revenues from advertising until 6 to 12 months after the site launches.

        On March 9, 2007 we completed a private placement of our common stock, issuing 5,796,000 shares for aggregate gross proceeds of $2,898,000. The shares were issued at $0.50 per share. We expect the proceeds from this offering to be sufficient to cover our costs and expenses for the next ten months. However, estimates for expenses may change, in which case our capital would not be sufficient for this time period. We will need to obtain additional debt or equity financing, but there can be no assurance that additional financing will be available on reasonable terms, if at all.

Critical Accounting Policies

        The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make a variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements.

        Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increase, these judgments become even more subjective and complex. Although we believe that our estimates and assumptions are reasonable, actual results may differ significantly from these estimates. Changes in estimates and assumptions based upon actual results may have a material impact on our results of operation and/or financial condition. Our significant accounting policies are disclosed in Note 2 to the Financial Statements included in this prospectus.

        While all of the significant accounting policies are important to the Company’s financial statements, the following accounting policies and the estimates derived there from, have been identified as being critical:

Website development costs:

TheCompany adopted the Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) 00-2, “Accounting for Web Site Development Costs,” which specifies the appropriate accounting for costs incurred in connection with the development and maintenance of web sites. Under the EITF 00-2, costs related to certain web site development activities are expensed as incurred (such as planning and operating stage activities). Costs relating to certain web site application and infrastructure development are generally capitalized, and are amortized over their estimated useful life. In January 2007, the Company entered into an agreement for web site development. For the period ended December 31, 2006, web site development costs of approximately $10,000 were expensed.

Stock Based Compensation:

The Company accounts for stock options and similar equity instruments in accordance with SFAS No. 123(R), “Share-Based Payment”. SFAS 123(R) requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123(R) also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period).

DESCRIPTION OF PROPERTY

        In March 2007 we entered into an oral agreement for commercial office space for our principal office. The agreement permits us to use conference space and office services on an as-needed basis and to add office space if the need arises. Our principal office is located at 10475 Park Meadows Drive, Suite 600, Lone Tree, CO 80124.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        There is no public trading market for our common stock, although we intend to apply for trading on the NASD – OTC Bulletin Board.

         The Board of Directors adopted, and the shareholders approved, the 2006 Stock Option Plan (the “2006 Plan”).  The 2006 Plan authorizes the Board of Directors to grant stock bonuses or stock options to purchase shares of the Company’s common stock to employees, officers, directors and consultants. Options granted under the 2006 Plan may be either incentive stock options or non-qualified stock options. On April 2, 2007 our Board approved an increase in the number of shares reserved under the 2006 Plan from 1,750,000 to 4,000,000. This amendment has not yet been approved by the shareholders. The aggregate number of shares of common stock as to which options and bonuses may be granted under the 2006 Plan cannot exceed 4,000,000. As of April 3, 2007, options to purchase an aggregate of 3,115,000 shares had been granted under the 2006 Plan, many of which are subject to vesting schedules. No shares underlying options are included in this registration statement.

        Our transfer agent is Corporate Stock Transfer, Inc., 3200 Cherry Creek South Drive, Suite 430, Denver, Colorado 80209.

        As of April 3, 2007, there were approximately 82 holders of record of our common stock.

EXECUTIVE COMPENSATION

        From September 2006 through the end of the fiscal year, December 31, 2006, none of the directors or executive officers received cash or non-cash compensation in any form for any of their services as directors or executives, nor were they reimbursed for expenses incurred in attending board meetings. In January 2007 the Board adopted resolutions whereby each board member will receive $550 for travel and expenses for attending board meetings beginning March 2007.

        On March 9, 2007 our Board of Directors formed an audit committee, a compensation committee and a nominating committee. All of the Company’s independent directors were appointed to serve on each committee. Mr. Petso was nominated to serve as the chairman of the audit committee. As compensation for serving as chairman of the audit committee, and chairman of the compensation committee and for serving on the nominating committee Mr. Petso was grated 150,000 stock options. As compensation for serving as chairman of the nominating committee and serving on the on audit and compensation committees Mr. Lazzaro was granted 100,000 stock options. As compensation for serving on the audit, nominating and compensation committees, Mr. Overgaard was granted 50,000 stock options.

        As of the end of the most recently completed fiscal year, the Company had no individual compensation arrangements under which equity securities were authorized for issuance. On November 13, 2006 the Board adopted and the shareholders approved a Stock Option Plan allowing the Board of Directors or an Option Committee to grant options or bonuses to employees, consultants, and directors of the Company.

        Effective May 1, 2007 Howard Lieber will serve as our Vice President of Sales at an annual salary of $150,000. The Board of Directors granted Mr. Lieber (effective May 1, 2007) 500,000 incentive stock options exercisable at fair market value on May 1, 2007. 100,000 of those options vest immediately upon commencement of employment and the remainder will vest 100,000 per year each June 1, over a five year period contingent upon his meeting advertising sales quotas and remaining an employee of Disaboom. In March 2007 we paid Mr. Lieber $50,000 as an independent consultant for services he provided the Company prior to May 2007.

        On April 2, 2007 we entered into an employment agreement with John Walpuck (the “Agreement”). Mr. Walpuck will serve as our Chief Financial Officer, Chief Operating Officer, Secretary and Treasurer. The Agreement is for an initial two year term and thereafter may be automatically extended for additional one year terms It includes non-compete and confidentiality provisions.

        Pursuant to the Agreement, Mr. Walpuck will receive an annual salary of $150,000. Mr. Walpuck’s annual salary will increase to a minimum of $200,000 if we receive at least $5,000,000 in additional equity funding. Additionally, Mr. Walpuck will be eligible for an annual bonus upon the achievement of certain milestones, with the milestones to be mutually agreed upon by Mr. Walpuck and us by June 30, 2007. In connection with his employment, Mr. Walpuck was also granted 1,750,000 options to purchase our common stock at $0.50 per share, of which 250,000 options vested immediately, 250,000 vest on September 1, 2007, 500,000 vest on January 1, 2008, and 500,000 on January 1, 2009 provided Mr. Walpuck is an employee or director of the Company on each vesting date. The final 250,000 options only vest upon the occurrence of certain Company events including a merger, acquisition or consolidation. Mr. Walpuck shall also receive $1,250 per month as a housing allowance. Unless the Employment Agreement is terminated for cause, or as a result of Mr. Walpuck’s death or disability, if we terminate the Agreement Mr. Walpuck will be entitled to a severance payment equal to six months of his annual salary

AVAILABLE INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Disaboom, Inc. filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

We are subject to the informational requirements of the Securities Exchange Act of 1934 which requires us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at 100 F Street N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549 at prescribed rates. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

CONTENTS

Report of independent registered public accounting firm	F-3

Financial statements:

Balance sheet	F-4

Statement of operations	F-5

Statement of shareholders' equity deficiency	F-6

Statement of cash flows	F-7

Notes to financial statements	F-8-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Disaboom, Inc.
Denver, Colorado

We have audited the accompanying balance sheet of Disaboom, Inc. as of December 31, 2006, and the related statements of operations, shareholders’ equity deficiency and cash flows for the period from September 5, 2006 (inception) through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Disaboom, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the period from September 5, 2006 (inception) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ GHP HORWATH, P.C.

March 21, 2007
Denver, Colorado

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

DECEMBER 31, 2006

ASSETS
Current assets:

Receivable from issuance of common stock (Note 5)	$2,125

Total assets	$2,125

LIABILITIES AND SHAREHOLDERS' EQUITY DEFICIENCY

Liabilities:

Accounts payable	$916
Advances, related party (Note 3)	16,071

Total liabilities (all current)	16,987

Shareholders' equity deficiency (Note 5):
Preferred stock, $0.0001 par value; authorized
10,000,000 shares; none issued and outstanding
Common stock, $0.0001 par value; authorized
50,000,000 shares; 21,250,000 issued and outstanding	2,125
Deficit accumulated during the development stage	(16,987)

Total shareholders' equity deficiency	(14,862)

Total liabilities and shareholders' equity deficiency	$2,125

See notes to financial statements.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

Expenses:

General and administrative		$16,987

Net loss		$(16,987)

Net loss per share, basic
and diluted (Note 2)	$	*

Weighted average number
of common shares outstanding (Note 2)		21,250,000

*	Less than $(0.01) per share

See notes to financial statements.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF SHAREHOLDERS' EQUITY DEFICIENCY

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

	Common stock		Deficit accumulated during the development
	Shares	Amount	stage	Total
Initial issuance of common stock,

November 2006 (Note 5)	21,250,000	$2,125		$2,125

Net loss			$(16,987)	(16,987)

Balances at December 31, 2006	21,250,000	$2,125	$(16,987)	$(14,862)

See notes to financial statements.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

Cash flows from operating activities:

Net loss	$16,987

Adjustments to reconcile net loss to cash
used in operating activities:
Increase in assets and liabilities:
Accounts payable	916

Advances, related party	16,071

Total adjustments	16,987

Cash used in operating activities	—

Increase in cash and cash equivalents and ending cash	$—

Supplemental disclosure of non-cash financing activities:

Issuance of common stock in exchange for receivable	$2,125

See notes to financial statements.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

1.	Organization:

Disaboom, Inc. (the “Company”) was incorporated in the State of Colorado on September 5, 2006 with the purpose of creating, owning and operating a full-service website for people with disabilities. The Company expects to launch the website by the end of 2007. The primary activities of the Company, through December 31, 2006, have been organizational in nature, and subsequently have been limited to the development of the website and offering of common shares in a private offering (Note 7). The Company expects to commence operations upon the completion of the website. The Company’s headquarters are located in Colorado.

2.	Summary of significant accounting policies:

Development stage company:

The Company complies with Statement of Financial Accounting Standard (“SFAS”) No. 7 for its characterization of the Company as development stage. Furthermore, the Company has adopted Statement of Position (“SOP”) 98-5, “Reporting on the Costs of Start-Up Activities,” which provides guidance on the financial reporting of start-up costs and organizational costs, to be expensed as incurred.

Use of estimates in financial statement preparation:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Website development costs:

The Company adopted the Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) 00-2, “Accounting for Web Site Development Costs,” which specifies the appropriate accounting for costs incurred in connection with the development and maintenance of web sites. Under the EITF 00-2, costs related to certain web site development activities are expensed as incurred (such as planning and operating stage activities). Costs relating to certain website application and infrastructure development are generally capitalized, and are amortized over their estimated useful life. In January 2007, the Company entered into an agreement for website development. For the period ended December 31, 2006, website development costs of approximately $10,000 were expensed.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

2.	Significant accounting policies (continued):

Stock based compensation:

The Company accounts for stock options and similar equity instruments in accordance with SFAS No. 123(R), “Share-Based Payment”. SFAS 123(R) requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123(R) also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The Company did not grant any stock options during the period ended December 31, 2006.

Loss per share:

Basic loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. Stock options and warrants are not considered in the calculation, as no options or warrants had been granted through December 31, 2006. Therefore, diluted loss per share is equivalent to basic loss per share.

Income taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

3.	Advances, related party:

Advances, related party represent advances made by the Chairman and Chief Executive Officer (the “Chairman”) or an entity controlled by him, to provide working capital to the Company or expenses paid by the Chairman on behalf of the Company. Additional advances of approximately $42,000 were made subsequent to December 31, 2006. At February 14, 2007, total advances amounted to approximately $58,000, of which $50,000 was converted to equity in connection with the private placement (Note 7), and the remaining amount will be repaid to him as funds are available.

4.	Income taxes:

The Company has made no provision for income taxes for the period ended December 31, 2006 because the Company has incurred a net loss. Based on statutory rates, the Company’s expected income tax benefit arising from the loss would be approximately $2,500.

The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, if appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

4.	Income taxes (continued):

Net operating loss carry forwards of approximately $3,700 at December 31, 2006, are available to offset future taxable income, if any, through 2026. A valuation allowance has been provided to reduce the deferred tax asset, which consists of the net operating loss and start-up costs, as realization of the asset is not assured.

5.	Shareholders’ equity deficiency:

In November 2006, the Company issued 21,250,000 shares of its common shares at par value or $0.0001 per share in exchange for a receivable. Proceeds of $2,125 were received in February 2007.

6.	Stock option plan:

The Board of Directors adopted and the shareholders approved the 2006 Stock Option Plan (the “2006 Plan”). The 2006 Plan authorizes the Board of Directors to grant stock bonuses or stock options to purchase shares of the Company’s common stock to employees, officers, directors and consultants. Options granted under the 2006 Plan may be either incentive stock options or non-qualified stock options. The aggregate number of shares of common stock as to which options and bonuses may be granted under the 2006 Plan cannot exceed 1,750,000. The Company did not grant any stock options or stock bonuses during the period ended December 31, 2006. In February and March 2007, the Company granted 62,500 options to independent contractors with an exercise price of $0.50 per share. These options vest in June and July 2007 and expire in June and July 2010. Also in February and March 2007, the Company granted 800,000 options to employees and board members with an exercise price of $0.50 per share. 200,000 of these options vest on December 31, 2007, and the remaining options vest December 31 of the following four years, provided that the employees and board members remain serving the Company. The 800,000 options expire at various dates through 2014.

7.	Subsequent events:

Website development agreement:

In January 2007, the Company entered into an agreement with an unrelated third party, to create and develop the Company’s website. In consideration for creating and developing the website, the Company agreed to pay $280,000. The Company will make semi-monthly installments of $20,000 beginning January 2007 with a final payment of $40,000 due in July 2007.

Private placement:

The Company completed a private placement of 5,796,000 shares of common stock for gross proceeds of $2,898,000. The shares were issued at a price of $0.50 per share. As part of the offering, $50,000 of advances due to the Chairman were converted to 100,000 shares of common stock.

We have not authorized any dealer, salesperson or
other person to give any information or represent
anything not contained in this prospectus. You must
not rely on any unauthorized information. This
prospectus does not offer to sell or buy any shares
in any jurisdiction where it is unlawful. The
information in this prospectus is current as of its date.	DISABOOM, INC. 6,296,000 SHARES OF COMMON STOCK PROSPECTUS APRIL 9, 2007